100 NE Adams Street
Peoria, IL  61629

January 14, 2008

Filed via EDGAR

Ms. Hanna T. Teshome
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-5546

Re:	Caterpillar Inc. Definitive 14A Filed April 17, 2007 File No. 001-2007

Dear Ms. Teshome:

We received your comment letter dated December 7, 2007 and have provided the additional information requested therein.  Your comments are presented below, followed by Caterpillar's response.

1.
While we note your response to our prior comment 5 that the disclosure of performance measures and metrics would compromise your competitive position, we reissue that comment.  Your response does not address the confidential treatment standard that you are required to use for evaluating whether performance target information may be omitted from disclosure.  If you believe that disclosure of this information is not required because it would result in competitive harm, please provide a detailed supplemental analysis supporting your conclusion using the standard outlined in Instruction 4 to Item 402(b) of Regulation S-K.  Please also refer to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Caterpillar Response:

As provided in Caterpillar Inc.’s (“Caterpillar”) Proxy Statement (the “Proxy Statement”), Enterprise Quality (Product Quality) and Enterprise Velocity (Inventory Turnover) are two components used in Caterpillar’s Executive Short-Term Incentive Plan (“ESTIP”) and Short-Term Incentive Plan (“STIP”) and are key components of Caterpillar’s long-term strategy.  Accordingly, Caterpillar will continue to provide our senior executives with incentives that are aligned with these Quality and Velocity metrics.  However, the details of the Quality and Velocity metrics and details of Caterpillar’s performance against such metrics are confidential in that the disclosure of such data and information will, as described below, likely cause Caterpillar substantial competitive harm.

As provided in Instruction 4 to Item 402(b) of Regulation S-K, “[t]he standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4).” It is well established, pursuant to the case law interpreting Exemption 4 to the Freedom of Information Act (“FOIA”), that information is confidential if it is not normally made public and it is likely to cause substantial harm to the competitive position of the supplier of the information. Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979). Actual competitive harm need not be demonstrated, rather, only a showing that there is a likelihood of substantial competitive harm is necessary. Pub. Citizen Health Research Group v. FDA, 704 F.2d 1280, 1291 (D.C. Cir. 1983); Gulf & Western Industries, Inc. 615 F.2d at 530.

Enterprise Quality (Product Quality) - The Quality metric measures, in general terms, the number of defects in Caterpillar products.

In Caterpillar’s industry, quality is paramount. In large part, the reputation of Caterpillar and its products is based on the durability, reliability and productivity of its products and the breadth and quality of the services used to provide support to such products. As a result, Caterpillar incorporates lofty quality metrics for ESTIP and STIP to promote the proper behavior to support one of Caterpillar’s goals of continually improving the quality of its products.

Disclosing the details of Caterpillar’s Enterprise Quality metric and details of Caterpillar’s performance against such metric would likely cause substantial harm to Caterpillar’s competitive position. The disclosure of such data and information would provide competitors with detailed information regarding the number of defects in Caterpillar’s products or workmanship, and also disclose Caterpillar’s labor repair hours.  Such disclosure would provide Caterpillar’s competitors with valuable insight into, among other things, Caterpillar’s operational strengths and weaknesses. SeeNational Parks and Conservation Assoc. 547 F.2d at 684 (disclosure of information prevented where such disclosure would provide competitors with valuable insights in the operational strengths and weaknesses of company seeking non-disclosure).

Additionally, the disclosure of such information would likely provide Caterpillar’s competitors valuable insight into Caterpillar’s product and internal strategy. From the information disclosed, Caterpillar’s competitors would likely be capable of determining that Caterpillar’s strategy for the following year will be to focus on the quality issues of its products. As a result, Caterpillar’s competitors would likely use the specific data and information at issue in targeted marketing programs to damage Caterpillar’s reputation, which in turn would likely negatively impact Caterpillar’s sales and profit.  Therefore, any disclosure of the details of the Quality metric and details of Caterpillar’s performance with respect to such Quality metric would likely cause substantial harm to Caterpillar’s competitive position.

Enterprise Velocity (Inventory Turnover) - The Velocity metric measures, generally, the rate of Caterpillar’s inventory turnover during the year at issue.

The disclosure of the details of Caterpillar’s performance against its Enterprise Velocity metric would likely cause Caterpillar substantial competitive harm. The disclosure of this information would likely allow Caterpillar’s competitors to better estimate Caterpillar’s manufacturing capacity. (See Lion Raisins Inc. v. U.S. Dept. of Agric., 354 F.3d 1072, 1081 (9th Cir. 2002) (affirming substantial competitive harm finding where disclosure at issue would allow competitor to infer production volume.). With this specific information, Caterpillar’s competitors would likely modify their own manufacturing strategies and pricing philosophies to address or target perceived deficiencies in Caterpillar’s manufacturing capacity. For example, if the disclosure of such information indicates that Caterpillar was unable to meet demand for its products, Caterpillar’s competitors would likely increase production of its own products and possibly adjust its price for the same to gain market share.

Additionally, the information and data related to the Enterprise Velocity metric, if disclosed, would likely provide Caterpillar’s competitors significant insight, or, at the very least, provide a better estimate of Caterpillar’s inventory strategy. As provided above, Caterpillar’s competitors would likely use this information in targeted marketing programs to highlight the availability of its products as compared to the availability of Caterpillar’s products. Thus, any disclosure of the details of the Velocity metric and details of Caterpillar’s performance against such metric would cause Caterpillar significant competitive harm.

It is important to note that the data and calculations related to the Quality and Velocity metrics are treated by Caterpillar as confidential and proprietary information. Caterpillar has adopted various procedures and processes in order to safeguard this information from being disseminated to its competitors and the general public.

Level of Difficulty

As we described in the CD&A portion of the Proxy Statement, the Compensation Committee sets incentive threshold, target and maximum levels so the relative difficulty of achieving the target level is consistent from year to year.  The objective is to be at target (100 percent payout), on average over a period of years, but to make it difficult to achieve the maximum payout in any given year.  Over the past three years, our executives have not reached maximum payout during any year and the average payout has been 108 percent (i.e. a little greater than target).  Even during a period of record sales and profits, our payout for executives has only been near target. This same approach is used in regards to the Quality and Velocity metrics – the objective is for the named executive officers and employees to achieve the target level with some stretch, but to make it extremely difficult for them to achieve the maximum payout.

In future proxy statements, we will disclose the level of difficulty related to the achievement of undisclosed metrics or target levels.

Acknowledgement:
On behalf of the company, the undersigned acknowledges that:

▪  Caterpillar is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including its 2007 Proxy Statement filed on April 17, 2007;
▪  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Caterpillar’s filings; and
▪  Caterpillar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you need any further information.
Respectfully submitted,
/s/ James W. Owens
James W. Owens Chairman and Chief Executive Officer Caterpillar Inc. 100 NE Adams Street Peoria, IL 61629